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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65544

FEB 2 2007

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meridian United Capital, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7941 Ravenna Road
(No. and Street)

Hudson (City) Ohio (State) 44236 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Randall Nye (330) 656-0007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Radachi and Company, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

900 East Broad Street, Suite A, Elyria, Ohio 44035
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Randall Nye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meridian United Capital, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARIAL SEAL
STATE OF OHIO

Dana Hamann Plesz
Resident Summit County
Notary Public, State of Ohio
My Commission Expires: 11/11/09

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERIDIAN UNITED CAPITAL, LLC

FORM X-17A-5
PART III

DECEMBER 31, 2006

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 EAST BROAD STREET, SUITE A, ELYRIA, OHIO 44035 • (440) 365-3115 • FAX: (440) 365-4668

MERIDIAN UNITED CAPITAL , LLC

TABLE OF CONTENTS

December 31, 2006

RADACHI AND COMPANY

Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
of Meridian United Capital, LLC
Hudson, Ohio

We have audited the accompanying statement of financial condition of Meridian United Capital, LLC (the Company) as of December 31, 2006, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meridian United Capital, LLC as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



January 26, 2007

MERIDIAN UNITED CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

	Allowable	Non-Allowable	Total
ASSETS			
Cash (Note 1)	$ 47,052		$ 47,052
Accounts receivable (Note 1)	101,790	$ 11,310	113,100
Prepaids		12,034	12,034
Goodwill (Note 2)		30,638	30,638
Organization costs		150	150
Total assets	$ 148,842	$ 54,132	$ 202,974

	A. I. Liabilities	Non-A.I. Liabilities	Total
LIABILITIES AND STOCKHOLDERS' EQUITY			
LIABILITIES:			
Payable to affiliate (Note 4)	$ -		$ -
Accrued expenses	101,970		101,970
Total liabilities	101,970	$ -	101,970
STOCKHOLDERS' EQUITY:			
Members' equity			101,004
Total stockholders' equity	0	0	101,004
	$ 101,970	$ -	$ 202,974

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MERIDIAN UNITED CAPITAL, LLC

STATEMENT OF INCOME

Year Ended December 31, 2006

REVENUE:		
Commissions	$ 263,019	
Annuity income	140,665	
Mutual fund commission	3,803	
Other revenue	3,307	$ 410,794
EXPENSES:		
Clerical and administrative salaries	5,232	
Commissions	253,567	
Compensation of executives	48,000	
Communications	2,462	
Amortization	2,764	
Insurance	1,203	
Legal and accounting	9,675	
Occupancy	48,000	
Office and administrative	2,376	
Professional consulting	4,290	
Regulatory fees	14,352	
Taxes	477	392,398
NET INCOME		$ 18,396

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MERIDIAN UNITED CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2006

BALANCE - Beginning of year	$ 82,608
ADDITION - Net income	18,396
BALANCE - End of year	$ 101,004

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MERIDIAN UNITED CAPITAL, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 18,396
Adjustments to reconcile net income to net cash provided by operating activities	
Amortization	2,764
(Increase) decrease in:	
Accounts receivable	(113,100)
Prepaids	297
Increase (decrease) in:	
Accounts payable	(9,373)
Accrued expenses	101,475
Net cash provided by operating activities	459
INCREASE IN CASH	459
CASH - Beginning of year	46,593
CASH - End of year	$ 47,052
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ 528

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MERIDIAN UNITED CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

Note 1. Organization and Nature of Business:

Meridian United Capital, LLC (the Company) is incorporated in the state of Arizona. The Company is a full service broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers, Inc. (NASD). The financial statements include the accounts of the Company only.

Note 2. Summary of Significant Accounting Policies:

A. Estimates:

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

B. Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly-liquid investments with an initial maturity of three months or less to be cash equivalents.

C. Revenue Recognition:

Revenues consist of private placement fees arising from offerings in which the Company acts as an underwriter or agent. Revenues are recorded at the time the placement is completed and the income is reasonably determinable.

D. Goodwill:

Goodwill represents the excess of the cost of acquiring the Company over the fair market value of identified net assets at the date of acquisition, and is reflected at cost on the statement of financial condition. SFAS No. 142 addresses the recognition and measurement of goodwill and other intangibles subsequent to their acquisition. Under those rules, goodwill will not be amortized but will be subject to annual impairment tests.

Note 2. Summary of Significant Accounting Policies (Continued):

E. Income Taxes:

The Company is treated as a partnership for income tax purposes and, accordingly, earnings and losses of the Company are included in the members' individual income tax returns.

F. Concentrations of Credit Risk for Cash Held at Banks:

The Company maintains a cash balance at one bank. The account at the bank is insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2006, the Company did not have cash deposits in excess of the FDIC coverage on deposit at a single financial institution.

G. Receivables – Trade:

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Note 3. Net Capital Requirement:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2006, the Company had an aggregate indebtedness to net capital ratio of 2.18 to 1. In addition, the Company had net capital of $46,872, which was $40,074 in excess of its required net capital of $6,798. The Company's net capital ratio was 6.89 to 1.

Note 4. Transactions with Related Parties:

The Company has month-to-month agreements with the Planning Group of Scottsdale, LLC and Meridian Ventures, LLC to pay monthly fees of $2,000 each for rent and utilities, $2,000 each for executive compensation, $160 each for office expenses, including telephone and internet, and postage and administrative wages are billed per month by each as used and worked. The Planning Group of Scottsdale, LLC and Meridian Ventures, LLC are each controlled by one of the Company's members.

MERIDIAN UNITED CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

Note 4. Transactions with Related Parties (Continued):

Rent and related expenses for 2006 aggregated to $48,000 and are included in the Occupancy expense line item on the Statement of Income.

Note 5. Report Disclosure:

Part III of the Meridian United Capital, LLC Focus Report (Form X-17A-5) dated December 31, 2006 to the SEC is available for examination and copying at the principal office of the Company in Hudson, Ohio, and at the Chicago, Illinois regional office of the SEC.

MERIDIAN UNITED CAPITAL, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2006

NET CAPITAL

Total Members' Equity	$ 101,004	
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	0	
B. Deferred federal income taxes	0	
Total capital and allowable subordinated liabilities		$ 101,004
Deductions and/or Charges:		
Non-allowable assets:		
Accounts receivable	11,310	
Prepaids	12,034	
Goodwill	30,638	
Organization costs	150	54,132
Net Capital before Haircuts on Securities Positions		46,872
Haircuts on Securities (computed, where applicable, pursuant to 15c3-1 (f)):		
A. Trading and investment securities	0	
B. Undue concentration	0	0
Net Capital		$ 46,872

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2006)

Net capital, as reported in Company Part II unaudited FOCUS report		$ 46,872
Decrease in assets	$ (1)	
Increase in liabilities	0	
Decrease in non-allowable assets	1	0
Net capital per above		$ 46,872

See Independent Auditors' Report.

MERIDIAN UNITED CAPITAL, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 6,798
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 6,798
Excess net capital	$ 41,872
Excess net capital at 1500%	$ 40,074
Excess net capital at 1000%	$ 36,675
Ratio: Aggregate indebtedness to net capital	2.18 to 1

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Payable to affiliate	$ -
Accrued expenses	101,970
Total aggregate indebtedness	$ 101,970
Percentage of aggregate indebtedness to net capital	218%
Percentage of debt-to-debt equity total computed in accordance with rule 15c3-1(d)	0%

See Independent Auditors' Report.

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To The Board of Directors and Stockholders
of Meridian United Capital, LLC
Hudson, Ohio

In planning and performing our audit of the financial statements of Meridian United Capital, LLC (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
(Continued)

Our report recognizes that it is not practicable in a company the size of Meridian United Capital, LLC to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Radcliff & Company

January 26, 2007

END